UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 11, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                          KPN starts share repurchase programme of an initial amount of up to EUR 500 million, dated March 11, 2004.

Press release

Date
March 11, 2004
KPN starts share repurchase programme of	Number
an initial amount of up to EUR 500 million	013pe

KPN is pleased to announce the start of a share repurchase programme for an initial amount of up to EUR 500 million of KPN shares, amounting to approximately 3% of the outstanding share capital of KPN at yesterday’s closing share price of EUR 6,39. It is expected that share repurchases will be executed primarily via on-market transactions taking market circumstances into consideration. It is only intended to undertake share repurchases at price levels that enhance value for the remaining shareholders. KPN intends to cancel any shares acquired.

CEO Ad Scheepbouwer said:

“In line with our firm commitment to deliver shareholder value, our recent 2003 results announcement stated that KPN has no intention of holding unutilised cash balances. Today we are pleased to announce the next step in fulfilling this commitment”.

Share repurchases fit into KPN’s dividend policy and financial framework announced on February 23, 2004. The initial amount of EUR 500 million of intended share repurchases, combined with the proposed cash dividend for 2003 and the proposed special dividend announced on February 23, 2004, would amount to KPN shareholders receiving up to EUR 1.1 billion in cash distributions. This would represent approximately 50% of the current Free Cash Flow outlook for 2004, excluding the interim dividend for 2004 that KPN has indicated it intends to reinstate. In addition KPN will repay scheduled debt of approximately EUR 900 million maturing until June 2004 out of existing cash balances.

In managing its balance sheet KPN will return surplus cash to shareholders either via additional special dividends or via share repurchases.  As such, KPN will review its balance sheet on an ongoing basis within the parameters of its financial framework and in light of operating and market conditions.

As KPN intends to repurchase more than 1% of the outstanding share capital, the consent of the Dutch State as holder of the special share is required. The Dutch State has approved this repurchase programme but currently does not intend to sell any shares by participating in this programme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 11, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel